November 20, 2018

Howard Curd
Chief Executive Officer
UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.
1800 2nd Street Suite 970
Sarasota, Florida 34236

       Re: UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.
           Form 10-K
           Filed March 19, 2018
           Definitive Proxy Statement on Schedule 14A
           Filed April 27, 2018
           File No. 000-50081

Dear Mr. Curd:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 19, 2018

Definitive Proxy Statement on Schedule 14A
Executive Compensation
Overview, page 11

1. In future filings, please revise to identify the items that comprise the Other Compensation component of your named executive officers' compensation. Please refer to Item
      402(o)(7) of Regulation S-K.
 Howard Curd
UNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.
November 20, 2018
Page 2
Certain Relationships and Related Transactions, page 11

2. We note on April 1, 2018 Mr. Curd purchased from the Company a life insurance policy on his life. In future filings, please disclose all information required by Item 404 of
         Regulation S-K regarding this transaction, including the purchase price.
3. We note your disclosure that Mr. Curd owns the company that leases to the Company the production facility in Wisconsin. In future filings, please revise to provide all of the information required by Item 404 of Regulation S-K regarding this transaction, including the approximate dollar value of the amount involved in the transaction. In future filings, please also revise to clarify whether the lease referenced in the fourth paragraph of this section is the same lease referenced in the first paragraph, or provide the information required by Item 404 of Regulation S-K for each transaction.
4. We note your disclosure that the management agreement with a company owned by Mr.
         Curd was assigned to you at the time of the UEP acquisition. In future filings please clarify whether this agreement is still in force, and if so, provide the disclosure required by
         Item 404 of Regulation S-K, to the extent applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg, Staff Attorney, at 202-551-3342 or Lisa Kohl, Legal
Branch Chief, at 202-551-3348 with any questions.



FirstName LastNameHoward Curd            Sincerely,
Comapany NameUNIROYAL GLOBAL ENGINEERED PRODUCTS, INC.
                                         Division of Corporation Finance
November 20, 2018 Page 2                 Office of Consumer Products
FirstName LastName